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ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Amendatory Endorsement for Charitable Remainder Trust
As used in this endorsement, "Contract" means the Contract or Certificate to which this endorsement is attached.
If the Contract is owned by a Charitable Remainder Trust, the following changes are made to your Contract:
(a) The following language is added to the Free Withdrawal Amount provision in your Contract:
The Free Withdrawal Amount available in a Contract Year is equal to the greater of the Free Withdrawal Amount stated in your Contract or the amount of earnings in the Contract as of the beginning of the Contract Year that have not been previously withdrawn.
(b) The first paragraph of the Withdrawal Charge provision in your Contract is deleted and replaced with the following paragraph:
A Withdrawal Charge may be assessed on certain withdrawals. For purposes of assessing the Withdrawal Charge, we assume that earnings are withdrawn first, then purchase payments, beginning with the oldest payment. When all purchase payments have been withdrawn, additional withdrawals will not be assessed a Withdrawal Charge.
Except as amended in this endorsement, the Contract remains unchanged.
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Secretary Chairman and Chief Executive Officer